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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9C

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

PORTUGAL TELECOM, SGPS, S.A.
(Name of Subject Company)

PORTUGAL TELECOM, SGPS, S.A.
(Name of Person(s) Filing Statement)

Ordinary shares, nominal value €1 each
American Depositary Shares, each representing one ordinary share, nominal value €1 per share
(Title of Class of Securities)

Ordinary Shares (ISIN: PTPTC0AM0009)
American Depositary Shares (CUSIP: 737273102)
(CUSIP Number of Class of Securities)

Nuno Prego
Investor Relations Director
Portugal Telecom, SGPS, S.A.
Av. Fontes Pereira de Melo, 40
1069-300 Lisboa
Portugal
+351 21 500 1701
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

TABLE OF CONTENTS

1.
Press Release of Portugal Telecom, SGPS, S.A. (the "Company"), dated April 19, 2006, entitled "Portugal Telecom informs on Shareholders General Meeting"

2.
Press Release of PT Multimédia-Serviços de Telecomunicações e Multimédia, SGPS, S.A. ("PTM"), a subsidiary of Portugal Telecom, SGPS, S.A., dated April 19, 2006, entitled "PT Multimedia informs on Shareholders General Meeting"

3.
Press Release of PT Multimédia-Serviços de Telecomunicações e Multimédia, SGPS, S.A. ("PTM"), a subsidiary of Portugal Telecom, SGPS, S.A., dated April 19, 2006, entitled "PT Multimedia Annual General Shareholders' meeting approves a cash dividend of Euro 0.275 per share and the increase followed by the reduction of the Company's share capital"

IMPORTANT NOTICE

        The attached communications have been made public by the Company and PTM, one of the Company's subsidiaries. Investors are urged to read the Company's Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by the Company with the U.S. Securities and Exchange Commission (the "SEC"), as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC are available without charge from the SEC's website at www.sec.gov and at the Company's principal executive offices in Lisbon, Portugal.

        These materials contain forward-looking statements based on management's current expectations or beliefs. These forward-looking statements are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forwarding-looking statements. Forward-looking statements may be identified by words such as "believes," "expects," "anticipates," "projects," "intends," "should," "seeks," "estimates," "future" or similar expressions. These statements reflect our current expectations. In light of the many risks and uncertainties surrounding the offer, you should understand that we cannot assure you that the forward-looking statements contained in these materials will be realized. You are cautioned not to put undue reliance on any forward-looking information.

2

RELEASE

Portugal Telecom informs on Shareholders General Meeting

Lisbon, Portugal, 19 April 2006—Portugal Telecom, SGPS, S.A.'s Board of Directors informs its shareholders that:

1.
The Board of Directors disagrees with the understanding issued by the Portuguese Securities Commission (Comissão do Mercado de Valores Mobiliários, "CMVM") in response to Sonaecom petition regarding the Annual General Meeting of shareholders to be held on April 21, 2006. This position is seconded by law professors. Shareholders themselves, and not the Board of Directors, are exclusively competent to resolve on the matters included in the proposals submitted by the Board of Directors to the general meeting. Therefore, it is not understandable how such may be considered defensive measures of the Board of Directors;

2.
It should be noted that CMVM's understanding is non-binding, considering that only a court of law may determine the validity or invalidity of shareholders' resolutions;

3.
Notwithstanding, the Board of Directors also considers that the legal discussion on matters in no way benefits the company and its shareholders, considering that, as clearly and repeatedly clarified by the Board of Directors, it is not nor was it ever the Board of Directors' proposal to execute such actions during the tender offer process;

4.
In this light, the Board of Directors has decided to withdraw the proposals timely submitted to the shareholders on items 7, 8, 12, 13 and 14 of the agenda of the general meeting of shareholders to be held on April 21, 2006. These proposals are related to the purchase of own shares, share buyback programme and the issue of bonds, including convertible bonds;

5.
The Board of Directors also decided not to submit these matters to an extraordinary general meeting specially convened for such purposes, pursuant to no. 3 of article 182.o of the Portuguese Securities Code (Código dos Valores Mobiliários), not only because this would not necessarily be the appropriate framework to vote on such matters, thereby creating a serious precedent for the company and for the market, but also because, once again, it was and is not the intention of the Board of Directors to execute such measures during the tender offer process;

6.
In this light, the Board of Directors emphasises the necessity to convene a general meeting of shareholders to resolve on such matters.

This information is also available on PT's IR website http://ir.telecom.pt.

Contact:	Nuno Prego, Investor Relations Director nuno.prego@telecom.pt Portugal Telecom Tel: +351 21 500 1701 Fax: +351 21 500 0800

Investors are urged to read the Company's Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by the Company with the U.S. Securities and Exchange Commission (the "SEC"), as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC are available without charge from the SEC's website at www.sec.gov and at the Company's principal executive offices in Lisbon, Portugal.

PT is listed on the Euronext and New York Stock Exchanges. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.

3

RELEASE

PT Multimedia informs on Shareholders General Meeting

Lisbon, Portugal, 19 April 2006—PT Multimedia's Board of Directors informs its shareholders of the following:

1.
The Board of Directors disagrees with the understanding issued by the Portuguese Securities Commission (Comissão do Mercado de Valores Mobiliários, "CMVM") in response to Sonaecom petition regarding the Annual General Meeting of shareholders to be held today. This position is seconded by law professors. Shareholders themselves, and not the Board of Directors, are exclusively competent to resolve on the matters included in the proposals submitted by the Board of Directors to the general meeting. Therefore, it is not understandable how such may be considered defensive measures of the Board of Directors;

2.
Notwithstanding, and because it is not the Board of Directors' intention to execute such actions during the tender offer process, the Board of Directors has decided to withdraw the proposals timely submitted to the shareholders on items 6 and 7 of the agenda of the General Meeting of shareholders to be held today, which are related to the purchase of own shares and share buyback programme.

3.
In this light, the Board of Directors emphasizes the necessity to convene a general meeting of shareholders to resolve on such matters.

Contacts:	Luís Pacheco de Melo, Chief Financial Officer lmelo@pt-multimedia.pt Tel.: +351.21.7824725 Fax: +351.21.7824735

Investors in PT Multimedia's parent company, Portugal Telecom, SGPS, S.A. ("PT"), are urged to read PT's Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by PT with the U.S. Securities and Exchange Commission (the "SEC"), as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by PT with the SEC are available without charge from the SEC's website at www.sec.gov and at PT's principal executive offices in Lisbon, Portugal.

PT Multimedia is listed on the Euronext Stock Exchange. Information may be accessed on the Reuters under the symbol PTM.LS and on Bloomberg under the symbol PTM PL.

4

RELEASE

PT Multimedia Annual General Shareholders' Meeting approves a cash dividend of Euro 0.275 per share and the increase followed by the reduction of the Company's share capital

Lisbon, Portugal, 19 April 2006—PT Multimedia announced that its Annual General Shareholders' Meeting was held today.

As per the press release disclosed today, the Board of Directors withdrew the proposals submitted to the shareholders on items 6 and 7 of the agenda, which related to the purchase of own shares and the execution of a share buyback programme.

The remaining proposals submitted to the shareholders on the items of the agenda were approved as follows:

  •
  Election of the Chairman of the General Meeting of Shareholders, Mr. Jorge Luís Seromenho Gomes de Abreu, following the resignation presented by the former Chairman of the General Meeting.

  •
  PT Multimedia's management report, and the individual and consolidated financial statements for 2005.

  •
  Application of the 2005 net income of Euro 114,402,458.60, as follows:
  •
  Euro 5,720,123.00 for the legal reserve;
  •
  Euro 23,680,707.90 to be allocated to retained earnings;
  •
  Euro 85,001,627.70 for distribution as dividends, equivalent to Euro 0.275 per share.

  •
  Vote of confidence to all members of the Board of Directors and the Statutory Audit Board.

  •
  Share capital increase in the amount of Euro 173,094,223.68, to be carried out by means of:
  •
  Incorporation of share issuance premia in the amount of Euro 159,288,231.37;
  •
  Legal reserves in the amount of Euro 12,631,735.31;
  •
  Special reserve relating to the cancellation of treasury shares in the amount of Euro 1,174,257.00.

The share capital increase shall be executed through an increase in the par value of all shares representing the Company's share capital by an amount equal to 56 Euro cents, whereby the par value of each share will be 81 Euro cents, with the corresponding amendment to paragraphs 1 and 2 of article 4 of the Articles of Association.

•
Share capital reduction to Euro 30,909,682.80, to be carried out by means of a reduction in the par value of all shares representing the share capital, whereby each share will have a par value of 10 Euro cents, with the corresponding amendment to paragraphs 1 and 2 of article 4 of the Articles of Association.

•
Resignations of two Directors and reduction to 13 of the number of members of the Board of Directors.

•
Report issued by the Compensation Committee related to the corporate bodies members' wage policy for the year of 2006 and the policy implemented in the previous year.

Contacts:	Lídia Falcão, Investor Relations Director lidia.m.falcao@pt-multimedia.pt Tel.: +351.21.7824725 Fax: +351.21.7824735

Investors in PT Multimedia's parent company, Portugal Telecom, SGPS, S.A. ("PT"), are urged to read PT's Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by PT with the U.S. Securities and Exchange Commission (the "SEC"), as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by PT with the SEC are available without charge from the SEC's website at www.sec.gov and at PT's principal executive offices in Lisbon, Portugal.

PT Multimedia is listed on the Euronext Stock Exchange. Information may be accessed on Reuters under the symbol PTM.LS and on Bloomberg under the symbol PTM PL.

5

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TABLE OF CONTENTS
IMPORTANT NOTICE